130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

January 15, 2018	No. 18-01

Avalon Closes $1.5 million Preferred Share Financing

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce that it has closed its previously announced preferred share financing with an entity managed by The Lind Partners, a New York based asset management firm (“Lind”), as described in the Company’s news release of December 22, 2017.

The financing involved the issuance of 300 Series B1 Preferred Shares on a private placement basis at a price of $5,000 per share for gross proceeds of $1,500,000, which brings Lind’s total investment in Avalon to $4,000,000. In addition, Lind received 6,250,000 common share purchase warrants exercisable until January 15, 2023 at a price of $0.15 per common share.

The proceeds will be used for ongoing market development work, metallurgical studies and preliminary engineering work on the Separation Rapids Lithium Project and for general working capital purposes. The work at Separation Rapids will include a 1,500-2,000 metre diamond drilling program scheduled to begin during the week of January 22. This program will test projected extensions of the presently defined lithium resource, and test some new targets on the western part of the property.

This news release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration. All currency reported in this release is in Canadian dollars.

About The Lind Partners
The Lind Partners is a New York-based institutional fund management firm focused on small-and mid-cap companies publicly traded in Canada, Australia and the UK across mining, oil & gas, biotech and technology. Lind employs a multi-strategy investment approach: direct investments of new capital; participation in syndicated equity placements; IPO/pre-IPO investments; and selective open market trades. Since 2009, the Lind team has completed over 75 direct investments totaling over $600 million in value.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the financing, that the work at Separation Rapids will include a 1,500-2,000 metre diamond drilling program scheduled to begin during the week of January 22, and this program will test projected extensions of the presently defined lithium resource, and test some new targets on the western part of the property. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.